THE SOMERSET GROUP, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

The Company earned $2,450,000 in 1997, compared to $2,039,000 in 1996, and $3,358,000 in 1995. Income for 1995 included a gain on the sale of assets of the construction operations, and operating profit for the period prior to their sale. There were no such amounts during 1997 or 1996. Net income for 1995,
excluding such non-recurring income amounted to $1,960,000.   Net income after
allocation of selling, general and administrative expense, and income taxes for the three years ended December 31, 1997, was provided from operations as follows:
                                    Amounts are After Income Taxes
                                 1997         1996             1995
                                   Per*              Per*              Per*
                            Amount Share  Amount     Share    Amount   share
Equity in earnings of
 First Indiana          $2,693,000 $1.02  $2,137,000  $.82  $2,382,000   $.91
Fees, commissions and
investment income          282,000   .11     425,000   .16     162,000    .06
                        ----------   ---    --------    ---  ---------    ---
                         2,975,000  1.13   2,562,000   .98   2,544,000    .97
Gain on sale of assets        ---               ---            782,000    .30
Operating income
construction operations       ---               ---            616,000    .24
                       ----------    ---   ----------------------------   ---
                         2,975,000  1.13   2,562,000   .98   3,942,000   1.51
General corporate
expenses                  (525,000) (.20)   (523,000) (.20)   (584,000)  (.22)
                         ---------  ----    --------    ---   --------    ----
Net income              $2,450,000  $.93  $2,039,000  $.78  $3,358,000  $1.29

* Per average diluted shares outstanding

Equity in earnings of First Indiana Corporation increased 26% in 1997, compared to 1996 ($2,693,000 vs. $2,137,000), and was 13% above 1995 ($2,693,000 vs.
$2,382,000). Net income generated from fees, commissions, and investment income decreased 34% for 1997 compared to 1996 ($282,000 vs. $425,000), and was 74%
above 1995 ($282,000 vs. $162,000). General corporate expenses of $525,000 were $2,000 higher than 1996 expense of $523,000, and were 10% ($59,000) below the $584,000 expended in 1995.

Equity in Earnings of First Indiana Corporation

First Indiana Corporation completed another year of solid performance in 1997; net income set a new record high and asset growth was substantial. The Company's equity earnings from this significant investment increased 26% after income taxes, compared to 1996. The year ended December 31, 1996 included an industry-wide special assessment to recapitalize the Savings Association Insurance Fund. The negative effect of this assessment on net equity income was $515,000 ($852,000 before income taxes). Excluding this one time expense, equity income during 1996 amounted to $2,652,000. Net equity income for 1997 of $2,693,000 represented a 2% increase over these 1996 pro-forma earnings, and a 13% increase over the 1995 amount of $2,382,000.

Net interest income is the most critical component of First Indiana's earnings. It is affected by both volume and interest rates of interest-earning assets and interest-bearing liabilities. Interest income was $62,979,000 in 1997, compared to $61,683,000 in 1996, and $58,044,000 in 1995. The increase was the result of growth in home equity, residential construction, and individual loan portfolios. Net interest margin was 4.36% for the year ended December 31, 1997, compared to 4.37% in 1996, and 4.12% in 1995.

Residential mortgage loan originations amounted to $373 million, compared to $346 million in 1996. Originations in home equity lending were $276 million, compared to $231 million in 1996. First Indiana continued to develop banking relationships in construction lending, with originations of $334 million, compared to $310 million last year. Business-related originations reached $117 million in 1997, a 23% increase over 1996.

The net loan loss provision in 1997 was $10,700,000, compared with $10,794,000 in 1996, and $7,900,000 in 1995. By continuing to provide for loan losses in a manner consistent with the higher risk associated with commercial and industrial, construction, and home equity lending, First Indiana's loan loss allowance was $22,414,000 at year-end, or 122% of non-performing loans, compared with $18,768,000, or 84% of non-performing loans, at December 31, 1996.

Non-interest income increased $157,000 to $18,005,000, from $17,848,000 in 1996, and $16,251,000 in 1995. The principal increase occurred in the gains realized by the bank in the sale of residential and home equity loans into the secondary market. Pre-tax gains during 1997 were $3,069,000 on the sale of $72 million of fixed-rate home equity loans, while residential gains amounted to $1,863,000 from sales of $144 million of loans.

The 1996 special assessment to recapitalize the Savings Association Insurance Fund reduced First Indiana's insurance premiums 93% in 1997.

Total assets of First Indiana increased 7.8% to $1,613,405,000 at year-end, compared to $1,496,421,000 at December 31, 1996. The tangible and core capital of the bank was 8.37% of assets; well in excess of regulatory minimums.

First Indiana's growth has come from successfully differentiating itself in a marketplace that is highly competitive. The strategic direction centers around a desire to understand their customers, so they can provide services and products that are customer-focused, satisfying customer expectations and producing solid returns.

For a more detailed discussion of the Results of Operations of First Indiana Corporation, please refer to the Form 10-K of First Indiana Corporation, filed with the Securities and Exchange Commission under File Number 0-14354.

Fees, Commissions and Investment Income

This segment of reporting represents the Company's direct operations in the financial services industry. The construction operations were sold in 1995 in order to focus human and financial resources on expansion in this industry. The operations consist of an insurance agency and investment marketing division that offers non-FDIC insured investment products primarily to customers of First Indiana Bank. These operations were acquired in 1996. The Company entered the business of providing financial advisory and asset management services to individuals and businesses by forming a new division, Somerset Wealth Management, that commenced operations on May 1, 1997. Also included in the financial results is income from the Company's own investment portfolio.

Net income from fees, commissions and investment income activities was lower in 1997, compared to 1996, primarily as a result of operating losses incurred during the initial eight months of operations of Somerset Wealth Management. The 1997 results were above 1995 because the insurance and brokerage services and the financial advisory and asset management services were not initiated until 1996 and 1997, respectively.

A comparison of net income by component is as follows:

                                    Amounts are After Income Taxes
                                        Year Ended December 31,
                                    1997              1996           1995
Insurance and brokerage          $191,000          $235,000    $      ---
Financial advisory and
 asset management                (129,000)             ---            ---
Investment income                 220,000           190,000         162,000
                                  -------          --------         -------
                                 $282,000          $425,000        $162,000

Insurance and brokerage income was lower in 1997 compared to 1996, as the volume of sales declined in the second half of 1997. The decline is attributed partially to an increase in competition for individual investors. Also, the interest rate environment caused downward pressure on sales of fixed rate annuities, the division's primary product. During 1997, this division made significant progress in expanding its sales focus into other investment products such as variable annuities, mutual funds, stocks and fixed income securities.

Somerset Wealth Management made significant progress toward profitable operations since its inception on May 1, 1997. This venture has exceeded our expectations, as assets under management grew from zero at May 1, 1997, to over $120 million at year end. During 1998, these services will be combined with similar services acquired in the merger with Whipple & Company Professional Corporation ("Whipple"). Combined, Somerset will manage more than $250 million in assets for individuals, families and businesses located throughout the Midwest.

Investment income, net of interest expense, increased in each of the three years primarily from an increase in the average amount of net cash available for investment. It is anticipated that investments will decline in the future as cash is used to expand operations.

On January 20, 1998, the Company merged with Whipple, a financial services company that provides financial advisory and asset management services similar to the Company, and who also offers tax planning and preparation services, retirement and estate planning, and business consulting for specialized industries. The financial results of Whipple are not included in consolidated financial results for 1997 and prior years.

The Company issued 333,339 shares of its common stock for all the outstanding common stock of Whipple. This business combination will be accounted for as a pooling-of-interests combination and, accordingly, Somerset's historical consolidated financial statements presented in future reports will be restated to include the accounts and results of Whipple. The 333,339 shares issued by Somerset consisted of 293,833 shares held as treasury shares and 39,605 previously unissued shares.

The following pro forma data summarizes the combined net income of Somerset and Whipple as if the combination had been consummated on December 31, 1997.

                                               Year Ended December 31,
                                           1997          1996           1995
Combined net income                  $2,536,000    $2,145,000     $4,355,000

Basic earnings per share                   $.88          $.75          $1.16
Diluted earnings per share                 $.86          $.73          $1.15

Under the terms of the merger agreement, compensation following the date of the combination paid to officers of Whipple who are also shareholders, will be significantly lower than historical amounts, and make the above combined historical results of operations unrepresentative of future results. The following pro forma information reflects the effects of salary changes that are supported by employment agreements and are necessary to assess the impact of this business combination.
                                            Year Ended December 31,
                                     1997                1996           1995
Combined net income             $2,536,000          $2,145,000     $4,355,000
 Contractual reduction
  of officers' salaries            519,000             330,000        345,000
 Related income taxes             (202,000)           (129,000)      (135,000)
                                 ---------           ---------      ---------
Pro forma net income            $2,853,000          $2,346,000     $3,565,000

Basic earnings per share              $.99                $.82          $1.24
Diluted earnings per share            $.96                $.80          $1.22

Historical net income, before the Whipple combination, as reported in the attached consolidated income statements, is as follows:


                                           Year Ended December 31,
                                  1997             1996                1995
Net income                   $2,450,000       $2,039,000          $3,358,000
                              =========        =========           =========
Basic earnings per share          $.95             $.80               $1.31
Diluted earnings per share        $.93             $.78               $1.29

Earnings as shown in the above pro forma, giving effect to the merger compensation agreements, are accretive on an earnings per share basis for the years ended December 31, 1997 and 1996. Management expects the combined operations of Whipple and Somerset to increase earnings and earnings per share in future years.

The merger with Whipple & Company represents an important step in the strategic development of The Somerset Group, Inc. The combined expertise in financial planning, consulting, tax and real estate planning services will be an important resource for development of future client relationships.

Financial Condition and Liquidity

Management considers the financial condition and liquidity of the Company to be excellent at December 31, 1997. The Company was also in a very sound position at the end of 1996. Because of the 1995 sale of all construction industry operating assets and the conversion of the related net current assets to cash, the Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions and the expansion of existing financial service operations.

At December 31, 1997, the Company had a very high ratio of current assets to current liabilities of 42.2 to one, compared to 40.2 to one at December 31, 1996. In addition, 95% of the current assets consisted of cash, cash equiv-alents and short-term investments. Net working capital was $5,970,000 at December 31, 1997, compared to $5,835,000 at the end of 1996. The increase is attributable to an increase in refundable income taxes. The Company had no long-term debt at December 31, 1997 or 1996. Shareholders' equity increased to $32,963,000 at December 31, 1997 from $31,236,000 at the end of 1996. The per share amounts were $12.85 compared to $12.22; an increase of 5.2%.

Generally Accepted Accounting Principles (GAAP) require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires us to record our investment in First Indiana at a net carrying value which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana's net income. Under certain circumstances, the tax liability recorded in this manner (approximately $7.9 million) may not be paid. The market value of our investment in First Indiana at December 31, 1997 was approximately $69 million, or $36 million greater than the investment amount reflected in our balance sheet at December 31, 1997.

Operating activities during 1997 provided $780,000 of cash, compared to $1,401,000 in 1996. The primary cause of this decrease was a 1996 positive cash flow change in working capital, from the completed conversion to cash of accounts receivable of the construction operations that were sold in 1995 that resulted in net positive cash flow after payment of related accounts payable. During 1997 there was no further activity from these former operations.

The Company invested an additional $524,000 in short-term investments and spent $133,000 for equipment, which was primarily computers and software for use in the financial advisory and asset management services.

The Company paid $462,000 in cash dividends to its shareholders in 1997, at an annual rate of $.18 per share, which represented a 12.5% increase over the dividend paid in 1996. On a per share basis, the 1996 dividend represented an annual rate of $.16 per share. Dividends paid during 1997 represented 59% of cash flow from operations.

In 1997 the Company repurchased 30,825 shares of its common stock, at a cost of $449,000, and reissued 40,157 shares of common stock for proceeds of $254,000. The shares were reissued pursuant to stock option grants that were exercised during the year.

The Somerset Group, Inc. is a registered savings and loan holding company and is subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.

The effect of the merger with Whipple on the financial condition and liquidity of the Company is shown by the following Restated Summarized Consolidated Balance Sheet at December 31, 1997. The restated numbers present the amounts as if the merger had occurred at December 31, 1997.

                                   Summarized Consolidated Balance Sheets
                                            December 31, 1997
Assets                              Actual           Restated         Change
Cash and cash equivalents         $553,000           $600,000        $47,000
Short term investments           5,248,000          5,248,000            ---
Other current assets               314,000          1,505,000      1,191,000
                                 ---------          ---------      ---------
  Total current assets           6,115,000          7,353,000      1,238,000

Investment in First Indiana     32,406,000         32,406,000           ---
All other assets                 2,455,000          2,701,000        246,000
                                ----------          ---------      ---------
Total assets                   $40,976,000        $42,460,000     $1,484,000
                                 =========          =========      =========


Liabilities and Shareholders' Equity
Current liabilities               $145,000           $643,000       $498,000
Deferred income                     23,000             23,000           ---
Long term debt                       ----             489,000        489,000
Deferred income taxes            7,845,000          7,845,000            ---

Shareholders' equity:
  Common stock                   1,829,000          1,855,000         26,000
  Capital in excess
   of stated value               5,199,000          3,549,000     (1,650,000)
  Unrealized investment loss       (22,000)           (22,000)           ---
  Retained earnings             27,908,000         28,078,000        170,000
  Treasury shares               (1,951,000)              ---       1,951,000
                                 ---------          ---------       --------
                                32,963,000         33,460,000        497,000

Total liabilities and
shareholders' equity           $40,976,000        $42,460,000     $1,484,000
                                 =========          =========       ========

Shares outstanding               2,564,385          2,897,724        333,339

Impact of Accounting Standards Not Yet Adopted

During 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," that establishes standards for reporting and display of comprehensive income and its components in the financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company adopted this statement effective January 1, 1998. It is not expected to have a material impact on the financial condition or results of operations of the Company.

The FASB also issued Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information," which introduces new guidance on segment reporting. The statement is effective for fiscal years beginning after December 15, 1997. It is not expected to have a material impact on the financial condition or results of operations of the Company, since the disclosures are similar to those currently presented.

Other pronouncements by the FASB during 1997 have either been adopted by the Company or are not applicable to the Company's consolidated financial statements.


Information on Forward-Looking Statements

The statements in the Annual Report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.